

June 17, 2024

Martin Babler
President and Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, CA 94080

      Re: Alumis Inc.
          Registration Statement on Form S-1
          Filed June 7, 2024
          File No. 333-280068

Dear Martin Babler:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1, Filed June 7, 2024

Business
Manufacturing, page 132

1. Please disclose the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).

Management
Composition of Our Board of Directors, page 153

2. We note your revised disclosure that your board of directors currently includes three vacancies, one of which you expect to fill prior to the closing of this offering by mutual agreement of your board of directors pursuant to the terms of a voting agreement. Given that your voting agreement provides certain of your stockholders with the right to designate directors for election to your board of directors, please revise your disclosure to clarify whether the vacancy you expect to fill is the vacancy described in clause (vii) in the last paragraph on page 153.

Certain Relationships and Related Person Transactions, page 176

3.   We note that, in your discussion of your related person transactions with the BBA Funds, you removed certain disclosures regarding your former director's, Julian C. Baker's, relationship with the BBA Funds. Similarly, we note that you removed disclosures regarding your transactions with venBio Global Strategic Fund IV, L.P., an entity affiliated with your former director, Richard Gaster. To the extent that these transactions occurred while Julian C. Baker and Richard Gaster, as applicable, served as your directors and such persons had a direct or indirect material interest in the respective transactions, please revise this section to add back the disclosures of these relationships or otherwise advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Peinsipp, Esq.